Mail Stop 6010

August 13, 2008

Mr. Moshe Penso
Peachtree Pointe Office Park
3260 Pointe Parkway, Suite 400
Norcross, GA 30092

      **Re:**    **MetaLink Ltd.**
               **Amendment No. 1 to Registration Statement on Form F-3**
               **Filed August 4, 2008**
               **File No. 333-152119**

Dear Mr. Penso:

      We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Fee Table</u>

1.      We note your response to prior comment 1; however, you still refer in footnotes 5 and 7 of the fee table to baskets of securities and an index or indices of securities.  Please clarify who will issue these securities.  Please ensure that each issuer properly registers these securities using a form for which it is eligible.

2.      We note that in response to prior comment 1 you deleted "currencies or commodities" from the fee table. However, the reference remains in your disclosure on page 28.  Please reconcile.

3.      Please revise your prospectus description of the securities offered to reflect your response to prior comment 1 and to make clear the scope of potential securities underlying the convertible or exercisable securities registered for sale.

4.      Please expand footnote 4 to the fee table and the description of debt securities beginning on page 26 to disclose your response to prior comment 2.  The fee table and the description of debt should make clear, if true, that you plan to issue an aggregate amount of $10 million or less of debt securities to qualify for the exemption under Section 304(a)(9) of the Trust Indenture Act.  Also, disclose in the prospectus the effects of not being subject to provisions of that Act.

Exhibits

5.      Your response to prior comment 2 indicates that you are relying on an exemption under the Trust Indenture Act that requires the existence of an indenture that limits the aggregate amount of securities to $10 million or less.  Please file that indenture as an exhibit to your registration statement.

Exhibit 23.1

6.      We note the exhibit does not include a current consent.  Please include an updated accountant's consent in the amended filing.

        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Angela Crane, Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters.  Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

                                                Sincerely,


                                                Russell Mancuso
                                                Branch Chief


cc (via fax): Oded Eran, Adv.